

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 16, 2008

Mr. Barry D. Emerson
Chief Financial Officer
Big 5 Sporting Goods Corporation
2525 East El Segundo Blvd.
El Segundo, CA 90245

      Re: **Big 5 Sporting Goods Corporation**
               Form 10-K for the Fiscal Year Ended December 30, 2007
               Filed March 10, 2008
               File No. 0-49850

Dear Mr. Emerson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Jennifer Thompson
               Accounting Branch Chief